UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F    ☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K of Endeavour Silver Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-286297) of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: April 3, 2025	By:	/s/ Daniel Dickson
Daniel Dickson
	Title:	CEO

EXHIBIT INDEX

Exhibit Number	Description
99.1	Material Change Report dated April 2, 2025
99.2	Share Purchase Agreement dated April 1, 2025
99.3	Copper Purchase Agreement dated April 1, 2025